EXHIBIT 99.1
PRELIMINARY NOTE
     This Interim Report should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included in this report.
     Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Genesis,” “we,” “our” and “us” refer to Genesis Lease Limited and its subsidiaries, including Genesis Funding Limited (“Genesis Funding”), Genesis Portfolio Funding I Limited (“Genesis Portfolio”) and Genesis Acquisition Limited (“Genesis Acquisition”), (2) “GECAS” refers to GE Commercial Aviation Services Limited, together with its subsidiaries, (3) all references to our shares refer to our common shares held in the form of American Depositary Shares (“ADSs”) and (4) all percentages and weighted averages of the aircraft in our portfolio have been calculated using the average of half life appraised base values as at June 30, 2009 and percentages may not total due to rounding.

PART I FINANCIAL INFORMATION
Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheet as at December 31, 2008 and September 30, 2009	7
Unaudited Condensed Consolidated Statements of Income for the three and nine months ended September 30, 2008 and 2009	8
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2008 and 2009	9
Notes to the Unaudited Condensed Consolidated Financial Statements	10

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2008	2009
	(USD in thousands)

ASSETS

Cash and cash equivalents	$60,206	$64,134
Restricted cash	33,718	32,034
Accounts receivable	548	2,368
Other assets	34,761	22,656
Flight equipment under operating leases, net (Note 3)	1,597,604	1,630,991
Fixed assets, net	2,224	1,748
Deferred income taxes	28,634	25,206

Total Assets	$1,757,695	$1,779,137

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable (Note 5)	$35,445	$49,078
Other liabilities (Note 6)	118,420	111,253
Debt: (Note 7)
Securitization notes	796,500	781,500
Debt facilities	331,893	349,493

Total Liabilities	$1,282,258	$1,291,324

Commitments and contingencies (Note 13)	—	—

Shareholders’ equity:
Par value $0.001 U.S. dollars per share; 500,000,000 shares authorized, 34,341,095 and 34,346,596 shares issued and outstanding at December 31, 2008 and September 30, 2009, respectively	$34	$34
Additional paid-in capital	579,971	579,930
Accumulated other comprehensive loss (Note 14)	(76,191)	(64,752)
Accumulated deficit (Note 15)	(28,377)	(27,399)

Total shareholders’ equity	475,437	487,813

Total liabilities and shareholders’ equity	$1,757,695	$1,779,137

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009
		(USD in thousands )

Revenues
Rental of flight equipment	$57,472	$55,388	$163,570	$157,279
Other income (Note 10)	580	164	1,604	6,617

Total revenues	58,052	55,552	165,174	163,896

Expenses
Depreciation	19,811	23,308	58,863	66,955
Interest (Note 11)	18,296	26,943	51,718	64,753
Maintenance	570	80	1,255	169
Selling, general and administrative	6,186	5,939	18,719	16,264
Other expenses (Note 12)	—	2,533	—	2,533

Total operating expenses	44,863	58,803	130,555	150,674

Income/(loss) Before Taxes	13,189	(3,251)	34,619	13,222
Provision for income taxes (Note 4)	1,761	(213)	4,360	1,939

Net Income/(loss)	$11,428	$(3,038)	$30,259	$11,283

The following table presents the net income/(loss) per share calculated for the three and nine months ended September 30, 2008 and 2009:

Net income/(loss) per share
Basic	$0.32	$(0.09)	$0.84	$0.33
Diluted	$0.32	$(0.09)	$0.84	$0.33
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,
	2008	2009
	(USD in thousands)
Cash flows from operating activities:

Net cash provided by operating activities	$91,421	$88,617

Cash flows from investing activities:
Purchases of flight equipment and capitalized maintenance	(21,234)	(91,039)
Change in business combination	(66,874)	2,311
Change in restricted cash	5,908	8,038
Purchase of fixed assets	(1,762)	(69)

Net cash used in investing activities	(83,962)	(80,759)

Cash flows from financing activities:
Proceeds from debt financings	333,000	44,575
Repayment of debt financings	(241,787)	(26,975)
Payments for deferred financing costs and discounts	(5,718)	(2,786)
Share repurchases	—	(88)
Debt repurchases	—	(8,351)
Dividends paid	(50,945)	(10,305)

Net cash provided by/(used in) financing activities	34,550	(3,930)

Net change in cash and cash equivalents	42,009	3,928
Cash and cash equivalents at beginning of period	30,101	60,206

Cash and cash equivalents at end of period	$72,110	$64,134

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$46,163	$51,903
Income taxes	$69	$140
Non-cash addition to flight equipment excluded from investing activities (primarily capitalized accruals)	$22,154	$11,069
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GENESIS LEASE LIMITED
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1. Description of Business
     Genesis Lease Limited (together with its consolidated subsidiaries, “Genesis”, “we”, “our” and “us”), was incorporated in Bermuda on July 17, 2006 for the purpose of acquiring 41 commercial jet aircraft (the “Initial Portfolio”) and related operations from affiliates of General Electric Company (“GE”) and conducting an initial public offering (“IPO”) of our common shares. We are operated and managed as a single operating segment and are primarily engaged in the acquisition and leasing of commercial jet aircraft to airlines throughout the world.
     We have increased our portfolio by 14 aircraft from 41 aircraft upon the completion of the IPO to 55 aircraft as of September 30, 2009. Twelve aircraft were purchased during the year ended December 31, 2007, eight from affiliates of GE and four from two airlines on a sale and leaseback basis. One aircraft was purchased from a GE affiliate during the year ended December 31, 2008, and we took delivery of one further aircraft in a purchase and leaseback transaction during the three months ended September 30, 2009.
     On September 17, 2009, we entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) with AerCap Holdings N.V. (“AerCap”) and AerCap International Bermuda Limited, a wholly-owned subsidiary of AerCap (“AerCap International”), pursuant to which we have agreed to amalgamate with AerCap International (the “Amalgamation”), with the resulting amalgamated company continuing as a wholly-owned subsidiary of AerCap.
     Subject to the terms and conditions set forth in the Amalgamation Agreement, at the effective time of the Amalgamation, Genesis shareholders (including shareholders that do not vote in favor of the Amalgamation) will have the right to receive one ordinary share, par value €0.01 per share, of AerCap (an “AerCap Common Share”) in exchange for each common share, par value $0.001 per share, of Genesis (a “Genesis Common Share”), unless they exercise appraisal rights pursuant to Bermuda law.
     We intend to seek the approval of our shareholders to adopt the Amalgamation Agreement and approve the Amalgamation. The Amalgamation is also subject to the receipt of necessary regulatory approvals and other customary closing conditions.
2. Basis of Presentation
     These unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
     The unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2008 and 2009 include all of our majority-owned subsidiaries’ assets and liabilities.
     Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with our audited financial statements for the year ended December 31, 2008 contained in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2009. In the opinion of management, these financial statements, which have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, reflect all adjustments, including normal recurring items which are necessary to present fairly the results, in all material respects, of our unaudited condensed consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three and nine months ended September 30, 2008 and 2009 are not necessarily indicative of those for a full fiscal year.

3. Flight Equipment under Operating Leases, net
     Flight equipment under operating leases, net, consisted of the following as of December 31, 2008 and September 30, 2009:

	December 31, 2008	September 30, 2009
	(USD in thousands)

Flight equipment under operating lease	$1,938,639	$2,038,436
Less:
Accumulated depreciation	(341,035)	(407,445)

Net book value	$1,597,604	$1,630,991

     Capitalized additions in the nine months ended September 30, 2009 primarily relate to the acquisition of one aircraft and capitalized planned major maintenance costs on the portfolio of aircraft, net of a tax refund of $2.3 million in relation to the purchase of a business in the year ended December 31, 2008. We acquired one new Airbus A321 series passenger aircraft in July 2009.
4. Income Taxes (including deferred taxes)
     The provision for income taxes consisted of the following for the nine months ended September 30, 2008 and 2009:

	Nine Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2009
	(USD in thousands)

Current income tax expense	$69	$140
Deferred tax expense	4,291	1,799

Total tax expense	$4,360	$1,939

     A reconciliation of the corporation tax rate to the actual income tax rate for the nine months ended September 30, 2008 and 2009 is shown below:

	September 30, 2008	September 30, 2009
Irish corporation tax rate	12.50%	12.50%
Increase in rate resulting from:
Other expenses not deductible for tax	0.10%	1.10%
Tax on foreign operations	—	1.06%

Effective income tax rate	12.60%	14.66%

5. Accounts Payable
Accounts payable as at December 31, 2008 and September 30, 2009 were as follows:

	December 31, 2008	September 30, 2009
	(USD in thousands)

Accrued maintenance costs	$21,204	$35,409
Operational expenses	14,241	13,669

Total	$35,445	$49,078

6. Other Liabilities
     Other liabilities consisted of the following as of September 30, 2009:

			Rentals	Out-of-		Interest
	Fair		Received	the-Money		Payable
	Value of	Security	in	Lease	Accrued	on Debt,
	Derivatives	Deposits	Advance	Contracts	Interest	net	Total
	(USD in thousands)
January 1, 2009	$87,030	$15,678	$9,247	$3,067	$821	$2,577	$118,420
Increase /(decrease) for period	(13,166)	3,934	2,475	—	(351)	310	(6,798)
Amortization	—	—	—	(369)	—	—	(369)

September 30, 2009	$73,864	$19,612	$11,722	$2,698	$470	$2,887	$111,253

7. Debt
     The following table summarizes debt as of December 31, 2008 and September 30, 2009:

	December 31, 2008	September 30, 2009
	(USD in thousands)

Securitization notes	$796,500	$781,500
Debt facilities	331,893	349,493

Total debt	$1,128,393	$1,130,993

Debt Maturities
     Aggregate maturities of principal payments during the next five years and thereafter are as follows:

September 30, 2009
(USD in thousands)

Within one year	$72,996
Two years	33,355
Three years (1)	80,688
Four years (1)	92,074
Five years (1)	91,081
Thereafter (1)	760,799

Total	$1,130,993

(1)	The indenture that governs the notes issued in the securitization provides that beginning December 19, 2011 (the fifth anniversary of the securitization), all base lease cash flows received on the Initial Portfolio of 41 aircraft are applied to repay the outstanding principal balance of those notes, after payment of certain expenses and other payments pursuant to the priorities set forth in the indenture. Accordingly, because there are no specific repayment requirements, the principal maturities shown in this table for periods after December 19, 2011 reflect an estimate of the cash flows that would be required for payments on the notes based upon estimates of (i) base lease cash flows and (ii) expenses and other payments specified in the indenture. The maturity of the debt does not assume any defaults, aircraft sales, eligible extensions or potential refinancings.
     On September 23, 2009, we reduced the maximum available borrowing capacity under our $1 billion revolving credit facility to $200 million, effective from October 7, 2009. We recognized a non-cash charge of $7.7 million in the three months ended September 30, 2009 as a result of the reduction and the related accelerated amortization of deferred financing costs on this facility. This charge was recorded in Interest expense. Commitment fees on the undrawn portion of the facility increased from 0.50% to 0.75% per annum on September 30, 2009. Under the revolving credit facility, we can continue to drawdown until April 5, 2010.
8. Fair Value Measurement
     We account for derivative instruments in accordance with FASB ASC 815, “Derivatives and Hedging", as amended and interpreted. In accordance with FASB ASC 815, all derivatives are recognized on the balance sheet at their fair value. When cash flow hedge accounting treatment is achieved under FASB ASC 815, the changes in fair values related to the effective portion of the derivatives are recorded in accumulated other comprehensive income, and the ineffective portion is recognized immediately in income. Changes in the fair value of forward foreign exchange contracts are recognized immediately in income.
     FASB ASC 820, “Fair Value Measurements and Disclosures”, establishes a framework for measuring fair value under U.S. GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. Under FASB ASC 820, we determine fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
     Our policy is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon our pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
     Under FASB ASC 820, there is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by the FASB ASC 820-10-35-37 hierarchy are as follows:
Level 1 — Quoted prices are available in active markets for identical assets or liabilities as at the reported date.

Level 2 — The fair values determined through Level 2 of the fair value hierarchy are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — The fair values pertaining to Level 3 of the fair value hierarchy are derived principally from unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis, and may include our own data.
     When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other company-specific inputs such as projected financial data and our own views about the assumptions that market participants would use.
     FASB ASC 820-10-35, “Fair Value Measurements and Disclosures — Subsequent Measurement”, clarifies the application of FASB ASC 820 in a market that is not active and is intended to address the following application issues:
•	How the reporting entity’s own assumptions (that is, expected cash flows and appropriately risk-adjusted discount rates) should be considered when measuring fair value when relevant observable inputs do not exist.

•	How available observable inputs in a market that is not active should be considered when measuring fair value.

•	How the use of market quotes (for example, broker quotes or pricing services for the same or similar financial assets) should be considered when assessing the relevance of observable and unobservable inputs available to measure fair value.
     The fair values determined by us are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow fair value to be determined. Due to continuing market conditions, we applied additional inputs to the fair value determination in the form of credit spreads, credit default swaps and an assessment of the probability of our own non-performance and of default by either of the swap counterparties.
     We adopted FASB ASC 820-10-35 for all financial assets and liabilities required to be measured at fair value on a recurring basis, prospectively from January 1, 2008. The application of this pronouncement did not have a material effect on our results of operations or financial position.
     FASB ASC 820-10-35-51A provides additional guidance on determining when the volume and level of activity for the asset or liability has significantly decreased. FASB ASC 820-10-65-4 also includes guidance on identifying circumstances when a transaction may not be considered orderly. Orderly assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities and is not therefore assumed to be a distressed sale or a forced liquidation. When the reporting entity concludes there has been a significant decrease in the volume and level of activity for the asset or liability, further analysis of the information from that market is needed and significant adjustments to the related prices may be necessary to estimate fair value in accordance with FASB ASC 820. The application of this pronouncement did not have a material effect on our results of operations or financial position.
     The following table summarizes the fair value of our financial assets and liabilities as of September 30, 2009 by level within the fair value hierarchy.

			Using
		Quoted Prices in	Significant
		Active Markets	Other	Significant
		for Identical	Observable	Unobservable
	Net Fair Value	Assets	Inputs	Inputs
	September 30, 2009	(Level 1)	(Level 2)	(Level 3)
	(USD in thousands)

Cash and cash equivalents	$64,134	$64,134	$—	$—
Restricted cash	32,034	32,034	—	—

Derivatives:
Interest rate swaps	74,005	—	74,005	—
Forward foreign exchange contracts	(141)	—	(141)	—

Total	$170,032	$96,168	$73,864	$—

     We expect $41.2 million of the gross fair value of the derivatives to be recognized within one year.
     FASB ASC 825, “Financial Instruments”, requires a company to disclose the fair value of all financial instruments along with significant assumptions used to estimate fair value and any changes to those methods and significant assumptions.
     FASB ASC 825-10-50-3, “Financial Instruments — Disclosures”, amended FASB ASC 825, requiring that such disclosures be included in interim financial statements as well as year end financial statements.
     Our financial instruments consist principally of derivative liabilities, debt facilities, cash and cash equivalents and restricted cash. The fair value of cash and cash equivalents and restricted cash approximates the carrying value of these financial instruments because of their short term nature.
     The fair value of our debt is estimated using a discounted cash flow analysis, based on our current borrowing rates for similar types of borrowing arrangements.
     The carrying amounts and fair values of our financial instruments as of September 30, 2009 are as follows:

	Carrying Amount of	Fair Value of
	Asset/(Liability)	Asset/(Liability)
	(USD in thousands)
Assets
Cash and cash equivalents	$64,134	$64,134
Restricted cash	32,034	32,034

	$96,168	$96,168

Liabilities
Debt	$(1,130,993)	$(923,715)
Derivatives	(73,864)	(73,864)

	$(1,204,857)	$(997,579)

9. Net Income/(loss) per Share
     We calculate our net income/(loss) per share in accordance with FASB ASC 260, “Earnings per Share”. Basic net income per share is computed based on the weighted average number of shares outstanding during the period, which includes the restricted share awards issued to our employees and non-employee directors.

     Diluted net earnings per share reflects the dilution potential that could occur if securities or other contracts to issue shares were exercised resulting in the issuance of stock that then shared in our net income.
     Diluted net income per share is computed by taking the weighted average number of shares for the period and adjusting for the dilutive effect of the options granted to employees.
     The following table presents the net income/(loss) per share:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September	September
	2008	2009	30, 2008	30, 2009
	(USD in thousands, except share and per share amounts)
Numerator
Net income/(loss)	$11,428	$(3,038)	$30,259	$11,283

Denominator
Weighted average shares for basic earnings per share	36,132,499	34,346,596	36,119,690	34,345,190

Effect of dilutive share options	—	—	—	—

Weighted average shares for diluted earnings/(loss) per share	36,131,708	34,346,596	36,119,690	34,345,190

Net income/(loss) per share

Basic	$0.32	$(0.09)	$0.84	$0.33
Diluted	$0.32	$(0.09)	$0.84	$0.33
     Options to purchase 299,754 common shares at an exercise price between $15.51 and $26.34 per share were outstanding as of September 30, 2008 and September 30, 2009 but were not included in the computation of diluted EPS because the exercise price of the options was greater than the average market price of the common shares. The options expire between December 19, 2016 and May 6, 2018.
10. Other Income
     The following table summarizes other income for the three and nine months ended September 30, 2008 and 2009:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September	September
	2008	2009	30, 2008	30, 2009
	(USD in thousands)

Interest income	$580	$164	$1,604	$448
Realized gains on repurchase of securitization notes (i)	—	—	—	6,169

Total	$580	$164	$1,604	$6,617

(i)	During the nine months ended September 30, 2009, we repurchased $15.0 million aggregate principal amount of securitization notes issued by Genesis Funding for a total price of $8.3 million, including transaction costs payable to unaffiliated financial institutions. After writing off $0.5 million relating to unamortized deferred financing costs on debt repurchases, a gain of $6.2 million was recognized for the nine months ended September 30, 2009.

11. Interest
     The following table summarizes interest expense for the three and nine months ended September 30, 2008 and 2009:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September	September
	2008	2009	30, 2008	30, 2009
	(USD in thousands)

Interest on debt, net of swaps	$17,461	$17,681	$48,674	$52,454
Amortization of deferred financing costs (i)	835	9,262	3,044	12,299

Total	$18,296	$26,943	$51,718	$64,753

     (i) On September 23, 2009, we reduced the maximum available borrowing capacity under our $1 billion revolving credit facility to $200 million, effective from October 7, 2009. We recognized a non-cash charge of $7.7 million in the three months ended September 30, 2009 as a result of the reduction and the related accelerated amortization of deferred financing costs on this facility.
     For the nine months ended September 30, 2009, interest rates on our interest rate swaps varied as follows:

Nine months ended September 30, 2009
Fixed	4.62% - 4.95%

Variable	0.25% - 0.58%

     The notional principal amounts, fair value and accrued interest of our derivatives as at September 30, 2009 are shown below:

	September 30, 2009
	Notional
	Principal	Net Fair
	Amount	Value of Derivatives	Accrued Interest
	(USD in thousands)
Current portion	$45,794	$41,243	$1,303
Due greater than 12 months	966,870	32,621	—

	$1,012,664	$73,864	$1,303

12. Other expenses
     The following table summarizes other expenses for the three and nine months ended September 30, 2008 and 2009:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September	September
	2008	2009	30, 2008	30, 2009
	(USD in thousands)
Transaction costs	$—	$2,533	$—	$2,533

Total	$—	$2,533	$—	$2,533

     Other expenses relate to costs associated with our agreement to amalgamate with a subsidiary of AerCap. These costs are an estimate of the amounts incurred by Genesis as the contracting party, which will be payable by Genesis regardless of whether the Amalgamation is consumated or not.
13. Commitments and Contingencies
     Pursuant to the Amalgamation Agreement, each of Genesis and AerCap has made representations and warranties to each other. Each of Genesis and AerCap has also agreed to various covenants, including, among others things, subject to certain exceptions, to conduct their respective operations in the ordinary course of business until the consummation of the Amalgamation and not to engage in certain transactions during such period such as the sale of purchase of aircraft without the prior consent of all parties. Further, each of Genesis and AerCap has agreed to not declare or pay any dividends or make other distributions until the consummation of the Amalgamation. Shortly after the consummation of the transaction, three directors of Genesis will be nominated for election to the board of directors of AerCap for a four-year term in accordance with AerCap’s articles of association at an extraordinary general meeting of AerCap shareholders.
     The Amalgamation Agreement contains specified termination rights for the parties, including the right of either party to terminate the Amalgamation Agreement if the Amalgamation has not been consummated on or prior to March 17, 2010, subject to extensions in connection with obtaining certain regulatory approvals. The Amalgamation Agreement also provides that, if the Amalgamation Agreement is terminated under certain circumstances, we will be required to pay AerCap a termination fee of $9 million.
     Under the Amalgamation Agreement, we are liable for certain costs incurred as the contracting party on a standalone basis regardless of whether the Amalgamation is consumated or not. As at September 30, 2009, certain costs were accrued as these costs were incurred and for which a reasonable estimate could be made (See note 12).
     Pursuant to servicing agreements entered into with General Electric Commercial Aviation Services Limited (“GECAS”) during years ended December 31, 2006, 2007 and 2008, GECAS provides us with most services related to leasing our fleet of aircraft, including marketing aircraft for lease and re-lease, collecting rents and other payments from lessees, monitoring maintenance, insurance and other obligations under leases and enforcing rights against lessees. We are obligated to pay a minimum of $2.3 million to GECAS under the Servicing Agreements for the year ending December 31, 2009.
     Under our lease agreements, the lessee is generally responsible for normal maintenance and repairs, airframe and engine overhauls, consents and approvals, and compliance with return conditions of aircraft on lease. In certain cases, we may be obligated to make contributions to the lessee for planned maintenance expenses including an amount of additional rent paid by the lessee under the lease based on current estimates of usage and future maintenance costs of the aircraft.
     The international nature of our operations may expose us to taxation in certain countries. The position is kept under continuous review and provision is made for known liabilities.
     On October 2, 2008, GECAS as our servicer, on our behalf, terminated the leases of two of our A320-200 aircraft previously on lease to Deccan Aviation Limited. The aircraft were repossessed in November 2008. On April 3, 2009, our servicer, on our behalf, commenced proceedings in the UK High Court against Kingfisher Airlines Limited (formerly known as Deccan Aviation Limited) for damages arising out of the repossession. We expect that our claim will be heard in London in January 2010. The proceedings remain at an early stage, and it is not possible to predict the outcome at this time.
     Claims, suits and complaints arise in the ordinary course of our business. Currently, we do not believe any claims or contingent liabilities would be material to our financial position or results of operations.
Indemnifications
     We have agreed to indemnify GECAS and its affiliates for broad categories of losses arising out of the performance of services for our aircraft and leases, unless they are finally adjudicated to have been caused directly by GECAS’ gross negligence or wilful misconduct (including wilful misconduct that constitutes fraud) in respect of GECAS’ obligation to apply its standard of care or conflicts standard in the performance of its services. We have likewise agreed that GECAS and its affiliates have no liability to us or any other person for any losses in any way arising out of the services except as provided in the foregoing sentence (also referred to as GECAS’ “standard of liability”).
     We have also agreed to indemnify GECAS and its affiliates for losses arising out of the disclosures in our Annual Report on Form 20-F (except certain disclosures provided to us by GECAS and losses arising out of our compliance with our obligations to any holders of any securities issued by us or with any governmental regulations).

     We have also generally agreed to indemnify GECAS and its affiliates as to losses arising out of the IPO and the disclosure in the IPO prospectus, except certain disclosures provided by GECAS.
14. Other Comprehensive Loss
     Other comprehensive loss at September 30, 2009 includes changes in the fair value of derivatives net of tax. The change in other comprehensive loss for the year ended December 31, 2008 and the nine months ended September 30, 2009 was as follows:

	December 31,	September 30,
	2008	2009
	(USD in thousands)
Change in fair value of derivatives in cash flow hedging arrangements	$(54,704)	$13,070
Deferred tax benefit on fair value of derivatives	6,838	(1,631)

Change in other comprehensive loss	$(47,866)	$11,439

15. Accumulated Deficit

	December 31,	September 30,
	2008	2009
	(USD in thousands)
Accumulated deficit as at beginning of the year/period	$(14,783)	$(28,377)
Net income for the year/period	40,917	11,283
Dividends paid during the year /period	(54,511)	(10,305)

Accumulated deficit as at end of year/period	$(28,377)	$(27,399)

16. Geographic Information
     The following table presents the amount and percentage of revenues from rental of flight equipment under operating lease attributable to the indicated geographic areas based on each airline’s principal place of business for the periods indicated:

	Three Months Ended		Three Months Ended
	September 30, 2008		September 30, 2009
	(USD in		(USD in
	thousands)%		thousands)%
Europe	$23,350	41%	$21,070	38%
Asia/Pacific	20,147	35%	17,616	32%
United States and Canada	7,163	12%	8,138	15%
Central, South America and Mexico	3,227	6%	5,272	10%
Africa and the Middle East	3,585	6%	3,292	5%

	$57,472	100%	$55,388	100%

	Nine Months Ended		Nine Months Ended
	September 30, 2008		September 30, 2009
	(USD in		(USD in
	thousands)%		thousands)%
Europe	$62,421	38%	$58,143	37%
Asia/Pacific	60,022	37%	53,486	34%
United States and Canada	21,201	13%	22,078	14%
Central, South America and Mexico	10,152	6%	15,645	10%
Africa and the Middle East	9,774	6%	7,927	5%

	$163,570	100%	$157,279	100%

     The following table presents revenue attributable to individual countries that represent at least 10% of total revenue based on each airline’s principal place of business for the periods indicated:

	Three Months Ended		Three Months Ended
	September 30, 2008		September 30, 2009
	(USD in		(USD in
	thousands)%		thousands)%
China	$8,101	15%	$7,876	14%
United States	6,328	11%	7,301	13%
Germany	6,370	11%	6,431	12%
Brazil	—	—	5,272	10%
Spain	8,470	15%	—	—

	Nine Months Ended		Nine Months Ended
	September 30, 2008		September 30, 2009
	(USD in		(USD in
	thousands)%		thousands)%
China	$24,974	16%	$23,200	15%
United States	18,682	12%	19,601	12%
Germany	18,176	11%	18,847	12%
Brazil	—	—	15,645	10%
Spain	19,139	12%	—	—
     Rental of flight equipment included additional rent of $9.3 million and $8.8 million for the three months ended September 30, 2008 and September 30, 2009, respectively and $24.0 million and $22.7 million for the nine months ended September 30, 2008 and September 30, 2009, respectively.
17. Subsequent Events
     Genesis Portfolio’s term loan facility requires that Genesis Portfolio maintain a loan-to-value ratio (tested annually) below the threshold specified in the Genesis Portfolio debt facility. Following appraisals received on June 30, 2009, Genesis Portfolio made a payment of $5.6 million on October 19, 2009 in order to comply with this covenant.
     Subsequent events have been evaluated up to November 6, 2009.

18. New Accounting Pronouncements
     In August 2009, the FASB issued Accounting Standards Update 2009-05, Fair Value Measurements and Disclosures (820) — Measuring Liabilities at Fair Value, (“ASU 2009-05”) that amends FASB ASC 820. The update addresses practice difficulties caused by the tension between fair value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place. The new guidance is effective for interim and annual periods beginning after August 27, 2009. Genesis management is presently evaluating the impact that the adoption of ASU 2009-5 will have on Genesis’ financial position and results of operation.

     Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations
     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Interim Report. The unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2008 and 2009 have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.
Cautionary note regarding forward-looking statements
     This report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for our future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, including adverse changes in economic conditions; the need for additional capital to finance our growth; a deterioration in the financial condition of the commercial airline industry; the cyclical nature and a significant downturn of the aviation industry; changes in demand and supply of aircraft; decrease in lease rates and value of our leased assets; competition for investment opportunities in aircraft and other aviation assets; an inability to expand due to lack of increase in demand for leased aircraft; the effect of high fuel prices on the profitability of the airline industry; the effects of terrorist attacks and geopolitical conditions on the airline industry; the effects of pandemic diseases on the airline industry; dependence on aircraft and engine manufacturers’ continuing financial stability; unforeseen difficulties and costs associated with the acquisition and/or management of our aircraft portfolio; operational restrictions imposed by our indebtedness; reliance on subsidiaries to provide funds necessary to meet our financial obligations; an inability to refinance our indebtedness on favorable terms or at all; exposure to interest rate fluctuations; our inability to pay or maintain dividends on our shares; the death, incapacity or departure of senior management; concentration of aircraft types in our aircraft portfolio; an inability to re-lease or sell aircraft on favorable terms as leases expire; the advent of superior aircraft technology that could cause our existing aircraft to become outdated and therefore less desirable; possible depreciation expenses and impairment charges; the effect of aircraft liens on our ability to repossess, re-lease or resell our aircraft; past damage to some of the aircraft in our portfolio; compliance with government regulations; effects of environmental and other regulations that may cause lessees to default on lease payments; difficulty to obtain title to two of the aircraft in our portfolio; reliance on lessees’ continuing performance of their lease obligations; potential lease defaults; the concentration of lessees in certain geographical regions; economic and political risks faced by lessees that operate in emerging markets; early termination rights contained in some leases; failure by lessees to comply with the registration requirements in the jurisdictions where they operate; inadequate insurance coverage maintained by lessees; dependence on GECAS; potential conflicts of interests between us and GECAS and its affiliates; limitations on remedies and termination rights against GECAS for unsatisfactory performance; competition with GECAS for acquisitions and dispositions of aircraft; a limited independent operating history upon which to assess our prospects or ability to pay dividends to our shareholders; the possibility that our subsidiaries may have unknown contingent liabilities; our tax status as a passive foreign investment company; failure to qualify for tax treaty benefits and U.S. statutory tax exemptions; and exposure to potential taxation in jurisdictions in which our aircraft operate, where our lessees are located or where we perform certain services.
     We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise.
Overview
     We are an aviation company that acquires and leases commercial jet aircraft and other aviation assets. Our aircraft are leased under long-term contracts to a diverse group of airlines throughout the world.

     As at September 30, 2009, the weighted average age of the 55 aircraft in our portfolio was 7.2 years, and the weighted average remaining lease term on our aircraft was 4.6 years.
     As at September 30, 2009, 54 of our aircraft are in operation and subject to net operating leases under which the lessee was responsible for most operational and insurance costs. Of those 54 leases, 49 require the payment of a fixed amount of rent during the term of the lease with rent under the remaining five leases adjusting quarterly or bi-annually based on three-month or six-month LIBOR. As at September 30, 2009, one aircraft was non-revenue generating.
     In July 2009, we acquired a new Airbus A321 series passenger aircraft, manufactured in July 2009 and leased to U.S. Airways on a long-term lease.
     The unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2008 and 2009 include all of our majority-owned subsidiaries’ assets and liabilities.
Amalgamation Agreement
     On September 17, 2009, we entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) with AerCap Holdings N.V. (“AerCap”) and AerCap International Bermuda Limited, a wholly-owned subsidiary of AerCap (“AerCap International”), pursuant to which we have agreed to amalgamate with AerCap International (the “Amalgamation”), with the resulting amalgamated company continuing as a wholly-owned subsidiary of AerCap.
     Subject to the terms and conditions set forth in the Amalgamation Agreement, at the effective time of the Amalgamation, Genesis shareholders (including shareholders that do not vote in favor of the Amalgamation) will have the right to receive one ordinary share, par value €0.01 per share, of AerCap (an “AerCap Common Share”) in exchange for each common share, par value $0.001 per share, of Genesis (a “Genesis Common Share”), unless they exercise appraisal rights pursuant to Bermuda law.
     We intend to seek the approval of our shareholders to adopt the Amalgamation Agreement and approve the Amalgamation. The Amalgamation is also subject to the receipt of necessary regulatory approvals and other customary closing conditions.
Factors to Consider When Evaluating Our Results of Operations
     The following trends in the aircraft finance and leasing industries have affected our business:
•	General economic conditions. The long-term demand for air travel is expected to continue to grow. In the aggregate, world air travel has grown by an average of around 5% per annum for the past three decades. Nevertheless, the extreme dislocation in the financial markets that began in 2007 with the US sub-prime crisis has continued during 2009 and many major economies have entered recession. In September 2009, the International Air Transport Association, (“IATA”), increased its forecast of projected aggregate losses for 2009 from $9 billion to $11 billion. These developments, as well as a dramatic increase in oil prices through mid-2008, contributed to a number of airline bankruptcies in 2008 and 2009, particularly in the United States and in Europe. While we are not immune to these developments, we are positioned to address many of these challenges given our focus on maintaining a young, modern, fuel efficient portfolio of aircraft, a well diversified global customer base on contracted leases. Nevertheless, the aviation industry continues to be subject to demand shifts, and the current downturn in discretionary business and consumer spending may have a significant impact on air traffic and aircraft demand. Such shifts in demand could affect the rates at which we lease our aircraft.

•	Large and growing commercial aircraft fleet to meet global demand. The long-term trend towards growth in air travel is expected to be adversely affected in the short to medium term as a result of reduced global economic activity. We do not know how long this economic downturn may prevail. Nevertheless, over the long term, we expect that economic development in emerging markets, competitive pricing resulting from the continued growth of low-cost carriers and the relaxation of regulatory constraints will continue to drive further increases in air travel and aircraft demand. In its most recent market outlook (June 2009), Boeing forecasted that the passenger fleet will grow from

18,800 at the end of 2008 to 35,600 by the end of 2028. With the removal from service of older aircraft, this outlook reflects the delivery of 29,000 new aircraft worth $3.2 trillion during this period. The most recent global market forecast from Airbus (September 2009) predicts that some 25,000 new aircraft (including around 900 freighters) will be delivered over the next 20 years, worth $3.1 trillion.

•	Continued growth in aircraft leasing with significant consolidation opportunities. Over the past 20 years, the world’s airlines have leased a growing share of their aircraft. According to market data, the proportion of the global fleet under operating lease has increased from 17% in 1990 to approximately 30% in recent years. Lessors are major providers of liquidity for new and used aircraft and provide airlines with a valuable method of fleet management through the use of operating leases, financial leases and sale/leaseback transactions. In July 2008, the four largest lessors, GECAS, ILFC, CIT Group and Boeing Capital, owned or managed approximately 48% of the aggregate leased aircraft lessor portfolio, while six other lessors each controlled more than 3% of the lessor market. Beyond that, the operating lessor market is quite fragmented. We expect that leased aircraft will continue to comprise an increasing percentage of total commercial aircraft. However, there may be some short term volatility given the current credit environment and uncertain economic outlook. In addition, prospective ownership changes of certain aircraft lessors, including ILFC, Babcock & Brown Aircraft Management, CIT Aerospace and RBS Aviation Capital may have an impact on aircraft values and lease rates, as well as the aircraft financing market. It is also quite possible that, given the fragmented nature of the lessor market, further consolidation within the sector could occur.

•	Aircraft values and lease rates. A number of aircraft types, particularly the Boeing 737 Next Generation and the Airbus A320 family of aircraft, experienced supply constraints in the years up to 2008. However, the airline industry has long been subject to cyclical demand patterns and the current economic downturn has led to a reduction in lease rates and asset values. As a result of recent airline bankruptcies, some newer Boeing 737 and Airbus A320 family equipment have become available and lease rates and asset values for these types have suffered some decline. Older Boeing 737 Classic aircraft (-300, -400 & -500 series) have also become available, and we expect the lease rates and values on these types may suffer relatively larger and longer-term declines. Classic aircraft represent 1.9% of our total portfolio. Demand for larger aircraft types, such as newer examples of the 767-300ER and A330 may continue, but in the near term face market risks due to the global economic downturn and, in the medium term, the emergence of newer technology and more fuel-efficient aircraft, such as the Boeing 787 and the Airbus A350 as they enter service during the next decade.
Critical Accounting Policies and Estimates
     There have been no changes to our critical accounting policies from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 6, 2009.

Results of Operations
     The following table reflects the unaudited condensed consolidated Statements of Income for the three and nine months ended September 30, 2008 and 2009.
GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

				Nine Months
	Three Months	Three Months	Nine Months	Ended
	Ended	Ended	Ended	September
	September 30,	September 30,	September 30,	30,
	2008	2009	2008	2009
		(USD in thousands)
Revenues
Rental of flight equipment	$57,472	$55,388	$163,570	$157,279
Other income	580	164	1,604	6,617

Total revenues	58,052	55,552	165,174	163,896

Expenses
Depreciation	19,811	23,308	58,863	66,955
Interest	18,296	26,943	51,718	64,753
Maintenance	570	80	1,255	169
Selling, general and administrative.	6,186	5,939	18,719	16,264
Other expenses	—	2,533	—	2,533

Total operating expenses	44,863	58,803	130,555	150,674

Income/(loss) before taxes	13,189	(3,251)	34,619	13,222
Provision for income taxes	1,761	(213)	4,360	1,939

Net income/(loss)	$11,428	$(3,038)	$30,259	$11,283

Three Months Ended September 30, 2009 Compared to Three Months Ended September 30, 2008
     Rental revenues were $55.4 million for the three months ended September 30, 2009 compared to $57.5 million for the three months ended September 30, 2008, a decrease of 3.6%. This decrease was primarily due to the net impact of $1.8 million from the non-revenue generating aircraft from the previous termination of leases and a decrease of $0.7 million in lease rentals from floating-rate leases due to lower interest rates during 2009, offset by rental revenues earned in the three months ended September 30, 2009 from one aircraft acquired during July 2009.
     Other income was $0.2 million for the three months ended September 30, 2009, compared to $0.6 million for the three months ended September 30, 2008. This decrease is primarily a result of lower interest rates in the quarter.
     Depreciation of flight equipment was $23.3 million for the three months ended September 30, 2009 compared to $19.8 million for the three months ended September 30, 2008, an increase of 17.7%. This increase was primarily due to an increase of $3.2 million related to the amortization of planned major maintenance costs and an increase of $0.3 million from one additional aircraft purchased in July 2009.
     Interest expense was $26.9 million for the three months ended September 30, 2009 compared to $18.3 million for the three months ended September 30, 2008, an increase of 47.3%. This increase was primarily due to a $7.7 million write-off of unamortized deferred financing costs due to the reduction of borrowing capacity in our revolving credit facility from $1 billion to $200 million. The increase in interest expense was also due to a $1.0 million increase in the amortization of deferred financing costs and commitment fees in connection with new borrowings in 2008 and our revolving credit facility.
     Maintenance expense was $0.1 million for the three months ended September 30, 2009 compared to $0.6 million for the three months ended September 30, 2008. Maintenance expense reflects costs associated with the scheduled transition of aircraft to new lessees and costs associated with the repossession of aircraft.
     Selling, general and administrative expenses were $5.9 million for the three months ended September 30, 2009 compared to $6.2 million for the three months ended September 30, 2008, a decrease of 4.0%.
     Other expenses were $2.5 million for the three months ended September 30, 2009 compared to Nil in the three months ended September 30, 2008. Other expenses relate to costs associated with our agreement to amalgamate with a subsidiary of AerCap. These costs are an estimate of the amounts incurred by Genesis as the contracting party, which will be payable by Genesis regardless of whether the Amalgamation is consumated or not.
     Provision for income taxes was $(0.2) million for the three months ended September 30, 2009, reflecting an effective tax rate of 6.6%, compared to $1.8 million for the three months ended September 30, 2008, reflecting an effective tax rate of 13.4%. The effective tax rate of 6.6% for the three months ended September 30, 2009 differs from the Irish corporation tax rate of 12.5% due to the non-deductibility of costs recorded within Other expenses and foreign income taxes paid.
Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008
     Rental revenues were $157.3 million for the nine months ended September 30, 2009 compared to $163.6 million for the nine months ended September 30, 2008, a decrease of 3.8%. This decrease was primarily due to the net impact of non-revenue generating aircraft of $7.1 million from the previous termination of leases and a decrease of $1.6 million in lease rentals from floating rate leases due to lower interest rates during 2009, offset by rental revenues earned in the nine months ended September 30, 2009 from additional aircraft acquired in 2008 and 2009.
     Other income was $6.6 million for the nine months ended September 30, 2009, compared to $1.6 million for the nine months ended September 30, 2008. Other income in the six months ended September 30, 2009 was primarily due to a gain of $6.2 million on the repurchase of debt securities, offset by a reduction in interest income of $1.2 million due to lower interest rates. During the nine months ended September 30, 2009, we repurchased $15.0 million aggregate principal amount of securitization notes for a total price of $8.3 million. We recognized a gain of $6.2 million after writing off $0.5 million relating to unamortized deferred financing costs on the repurchased debt.
     Depreciation of flight equipment was $67.0 million for the nine months ended September 30, 2009 compared to $58.9 million for the nine months ended September 30, 2008, an increase of 13.7%. This increase was primarily due to an increase of $7.7 million related to the amortization of planned major maintenance costs and an increase of $1.6 million from additional aircraft purchased in 2008 and 2009, offset by a charge of $1.1 million in the nine months ended September 30, 2008 relating to the write-off of lessee-specific capital improvements following a lease termination.
     Interest expense was $64.8 million for the nine months ended September 30, 2009 compared to $51.7 million for the nine months ended September 30, 2008, an increase of 25.2%. This increase was primarily due to a $7.7 million write-off of unamortized deferred financing costs due to the reduction of borrowing capacity in our revolving credit facility. The increase was also due to $2.0 million of additional interest expense associated with the financing of aircraft acquired in 2008 and 2009, as well as a $3.6 million increase in the amortization of deferred financing costs and commitment fees in connection with new borrowings in 2008 and our revolving credit facility.
     Maintenance expense was $0.2 million for the nine months ended September 30, 2009, compared to $1.3 million for the nine months ended September 30, 2008. Maintenance expense reflects costs associated with the scheduled transition of aircraft to new lessees and costs associated with the repossession of aircraft.

     Selling, general and administrative expenses were $16.3 million for the nine months ended September 30, 2009 compared to $18.7 million for the nine months ended September 30, 2008, a decrease of 13.1%. This decrease primarily reflects a decrease in employment and professional services costs.
     Other expenses were $2.5 million for the nine months ended September 30, 2009 compared to Nil in the nine months ended September 30, 2008. Other expenses relate to costs associated with our agreement to amalgamate with a subsidiary of AerCap. These costs are an estimate of the amounts incurred by Genesis as the contracting party, which will be payable by Genesis regardless of whether the Amalgamation is consumated or not.
     Provision for income taxes was $1.9 million for the nine months ended September 30, 2009, reflecting an effective tax rate of 14.7%, compared to $4.4 million for the nine months ended September 30, 2008, reflecting an effective tax rate of 12.6%. The increase is primarily due to the non-deductibility of costs recorded within Other expenses and foreign income taxes paid.
Liquidity and Capital Resources
Our Cash Flows
Nine Months Ended September 30, 2009 Compared to Nine Months Ended September 30, 2008
     Cash flows from operations were $88.6 million for the nine months ended September 30, 2009, compared with $91.4 million for the nine months ended September 30, 2008. The decrease was the result of $4.3 million of decreased cash flows from leasing activities and a decrease of $1.5 million in restricted cash during the nine months ended September 30, 2009.
     Cash flows from investing activities relate primarily to the acquisition of aircraft, capitalized major maintenance events on the aircraft and the designation of certain restricted cash balances. Cash used in investing activities for the nine months ended September 30, 2009, was $80.8 million compared with $84.0 million for the same period in 2008. The decrease in cash used in investing activities was primarily due to a decrease in aircraft acquisition and business combination costs and a decrease in restricted cash balances for the nine months ended September 30, 2009, offset by an increase in capitalized major maintenance costs.
     Cash flows from financing activities relate to the net proceeds from financings, payments for repurchase of securitization notes, payment of financing costs and the payment of dividends. Cash used in financing activities for the nine months ended September 30, 2009 was $3.9 million relating to (1) net proceeds of debt financings of $17.6 million, offset by (2) payments of $8.4 million for the repurchase of the securitization notes, (3) the payment of dividends of $10.3 million, and (4) the payment of $2.8 million for financing costs associated with borrowings. Cash provided by financing activities for the nine months ended September 30, 2008 was $34.6 million relating to (1) proceeds from debt financings of $91.2 million, offset by (2) the payment of dividends of $50.9 million, and (3) the payment of $5.7 million for financing costs associated with borrowings.
Fair Value Measurement
     We have entered into interest rate swaps to hedge the risk of variability in the cash flows associated with the floating interest rate payments on the borrowings incurred to finance a portion of the consideration paid for our portfolio of aircraft. We have also entered into forward foreign exchange contracts to hedge against the variability in the U.S. dollar to Euro foreign exchange rates.
     All derivatives are recognized on the balance sheet at their fair value. We determine fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value may depend on the credit rating and risk attaching to the counterparty of the derivative contracts.

     Our policy is to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy of FASB ASC 820, “Fair Value Measurements and Disclosures”. The fair values determined by us are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow fair value to be determined. Due to the continuing market conditions, we applied additional inputs to the fair value determination in the form of credit spreads, credit default swaps and an assessment of the probability of our own non-performance and of default by either of the swap counterparties.
     The fair value of derivatives was $(73.9) million as at September 30, 2009, which decreased 15.1% from $(87.0) million as at December 31, 2008. No gains or losses were recognized in income in respect of changes in the credit risk associated with interest rate swap derivatives.
Our Future Sources of Liquidity
     If, as expected, the Amalgamation is completed pursuant to the terms of the Amalgamation Agreement, then we expect that the liquidity requirements of Genesis and its subsidiaries will be met through AerCap’s global funding operations. The following discussion addresses our sources of liquidity in the event that the Amalgamation is not completed. In this event, we expect to fund our capital needs from retained cash flow and debt and equity financing, including borrowings under our $200 million revolving credit facility.
     Our short-term liquidity needs include working capital for operations associated with our aircraft. We expect that cash on hand, cash flow provided by operations and the availability of borrowings under our liquidity facility will satisfy our short-term liquidity needs with respect to our business. Our sole source of operating cash flows is currently from distributions and interest payments made to us by our subsidiaries, through which we hold all of the aircraft in our portfolio. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing the securitization, our senior secured revolving credit facility and other debt facilities.
     All of our principal debt facilities have financial covenants. If we are unable to comply with these covenants, then the amounts outstanding under these facilities may become immediately due and payable, cash generated by our subsidiaries may be unavailable to us and/or we may be unable to draw additional amounts under these facilities. The Initial Portfolio financed by Genesis Funding’s securitization requires that Genesis Funding maintain a debt service coverage ratio from November 2009 through November 2011 above the threshold specified under this financing. If lessees of the aircraft held by Genesis Funding default under their leases, then Genesis Funding may be unable to comply with this covenant and all available cash flow from the Initial Portfolio will be applied to the repayment of the securitization notes. Genesis Portfolio’s term loan facility requires that Genesis Portfolio maintain a loan-to-value ratio (tested annually) below the threshold specified in the facility. If aircraft values decline, then Genesis Portfolio may be unable to comply with this covenant and would be required to prepay outstanding borrowings to restore compliance with this covenant; otherwise, the amounts outstanding under the term loan facility would become immediately due and payable. In September 2009, the value of the aircraft held by Genesis Portfolio was measured and resulted in Genesis Portfolio being required to make a debt prepayment of $5.6 million on October 19, 2009 to maintain compliance with this covenant. Genesis Acquisition’s revolving credit facility requires that Genesis Acquisition maintain minimum ratios of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense (tested quarterly) and a loan-to-value ratio (tested semi-annually) below the threshold specified in the revolving credit facility in respect of any aircraft financed through the revolving credit facility. As at September 30, 2009, there was one aircraft financed through Genesis Acquisition’s revolving credit facility. To the extent aircraft values decline and/or if lessees default under their leases, then Genesis Acquisition may be unable to comply with the covenants and could lose the ability to make further borrowings under the revolving credit facility. The events that could cause our subsidiaries not to be in compliance with their financial covenants — such as a decline in aircraft values or lessee defaults — may be beyond our control, but they nevertheless could have a substantial adverse impact on the amount of our cash flow available to fund working capital, make capital expenditures and satisfy other needs.

     On September 23, 2009, we reduced the maximum available borrowing capacity under our $1 billion revolving credit facility to $200 million, effective from October 7, 2009. We recognized a non-cash charge of $7.7 million in the three months ended September 30, 2009 as a result of the reduction and the related accelerated amortization of deferred financing costs on this facility. This charge was recorded in Interest expense. Commitment fees on the undrawn portion of the facility increased from 0.50% to 0.75% per annum on September 30, 2009. Under the revolving credit facility, we can continue to drawdown until April 5, 2010.
     As at September 30, 2009, we were in compliance with the terms of the covenants under our principal debt facilities.
Dividend Policy
     Pursuant to the Amalgamation Agreement, each of Genesis and AerCap has agreed to not declare or pay any dividends or make other distributions prior to the consummation of the Amalgamation.
Item 3. Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
     Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the notes issued in the securitization and borrowings under our debt facilities. Forty-seven out of fifty-one of our lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining four leases adjusting bi-annually based on six-month LIBOR. Our indebtedness requires payments based on a variable interest rate index such as LIBOR. The majority of our lease agreements require the payment of a fixed amount of rent. Accordingly, we have entered into interest rate swaps to fix the cost associated with the majority of our financings to hedge against exposure arising from any interest rate fluctuations.
Sensitivity Analysis
     The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. Although we believe a sensitivity analysis provides the most meaningful analysis permitted by the rules and regulations of the SEC, it is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts modelled. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our four variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.
     A hypothetical 100-basis point increase / decrease in our variable interest rates would increase / decrease the minimum contracted rentals on our portfolio for the three months to December 31, 2009 by $0.3 million. A hypothetical 100-basis point increase / decrease in our variable interest rate on our borrowings would result in an interest expense increase / decrease of $0.05 million for the three months to December 31, 2009.
Foreign Currency Exchange Risk
     We currently receive all of our revenue in U.S. dollars, and we pay substantially all of our expenses in U.S. dollars. However, we incur some of our expenses in other currencies, primarily the euro, and we may enter into leases under which we receive revenue in other currencies, primarily the euro. During the past several years, the U.S. dollar has generally depreciated against the euro. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. During the nine months ended September 30, 2009, we entered into foreign currency hedging transactions to hedge our exposure to currency fluctuations. As we currently receive all of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
     As of September 30, 2009, an evaluation was conducted under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities and Exchange Act of 1934). Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of September 30, 2009.
Changes in Internal Control over Financial Reporting During the Quarter Ended September 30, 2009
     There were no changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — Other Information
Item 1. Legal Proceedings
     On October 2, 2008, GECAS as our servicer, on our behalf, terminated the leases of two of our A320-200 aircraft previously on lease to Deccan Aviation Limited. The aircraft were repossessed in November 2008. On April 3, 2009, our servicer, on our behalf, commenced proceedings in the UK High Court against Kingfisher Airlines Limited (formerly known as Deccan Aviation Limited) for damages arising out of the repossession, including the expenses of repossessing the aircraft, revenues foregone due to aircraft downtime, expenses of preparing the repossessed aircraft into redelivery condition, and other associated expenses. We expect that our claim will be heard in London in January 2010. The proceedings are at an early stage, and it is not possible to predict the outcome at this time.
     Except for the foregoing, we have not been involved in any legal proceedings that may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect that adverse claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.
Item 1A. Risk Factors
     The discussion of our business and operations should be read together with the risk factors contained in Item 3D of our 2008 Annual Report on Form 20-F and Item 1A in our Interim Report on Form 6-K for the three months ended March 31, 2009. These risks and uncertainties have the potential to affect our business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
     None.
Item 3. Defaults Upon Senior Securities
     None.
Item 4. Submission of Matters to a Vote of Security Holders
     None.
Item 5. Other Information
     None.
Item 6. Exhibits
     None.